UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)

KINGSTONE COMPANIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

496719105

(CUSIP Number)

Michael Feinsod Infinity Capital, LLC 200 South Service Road Roslyn, New York 11576 (212) 752-2777	Elliot Press, Esq. c/o Katten Muchin Rosenman LLP 575 Madison Avenue New York, New York 10022 (212) 940-6348

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box ☐.

Note:   Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	496719105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS * WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 333,021 shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 333,021 shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,021 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.54%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.	496719105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS * N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 333,021 shares (comprised of shares held by Infinity Capital Partners, L.P.)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 333,021 shares (comprised of shares held by Infinity Capital Partners, L.P.)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,021 shares (comprised of shares held by Infinity Capital Partners, L.P.)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.54%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.	496719105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS * N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 333,021 shares (comprised of shares held by Infinity Capital Partners, L.P.)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 333,021 shares (comprised of shares held by Infinity Capital Partners, L.P.)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,021 shares (comprised of shares held by Infinity Capital Partners, L.P.)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.54%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.	496719105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Feinsod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS * PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,016 shares (comprised of 333,021 shares held by Infinity Capital Partners, L.P. and 16,995 shares held directly)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 350,016 shares (comprised of 333,021 shares held by Infinity Capital Partners, L.P. and 16,995 shares held directly)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,016 shares (comprised of 333,021 shares held by Infinity Capital Partners, L.P. and 16,995 shares held directly)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.77%
14	TYPE OF REPORTING PERSON* 1N

* SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 12 amends the Statement on Schedule 13D relating to the Common Stock (the "Common Stock") of Kingstone Companies, Inc. (the "Company"), a company organized and existing under the laws of the State of Delaware, filed by Infinity Capital Partners, L.P., a Delaware limited partnership (“Partners”), (ii) Infinity Capital, LLC, a Delaware limited liability company (“Capital”), (iii) Infinity Management, LLC, a Delaware limited liability company (“Management”), and (iv) Michael Feinsod (Partners, Capital, Management and Mr. Feinsod are hereinafter collectively referred to as the "Reporting Persons") on December 8, 2006, as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11 filed on December 19, 2006, December 20, 2006, January 5, 2007, January 30, 2007, March 8, 2007, May 16, 2007, June 28, 2007, August 15, 2007, December 11, 2007, March 20, 2008 and November 3, 2008, respectively.  Defined terms used but not otherwise defined in this Amendment No. 9 shall have the meanings ascribed thereto in the Statement on Schedule 13D.

Item 3.                    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended as follows:

The aggregate amount of funds used to purchase the shares of Common Stock held directly in Mr. Feinsod’s retirement account is $25,790. The source of such funds was personal funds of Mr. Feinsod.

Item 4.                    Purpose of Transaction.

Item 4 is hereby amended by adding the following:

On June 5, 2015, Mr. Feinsod resigned from the Board of Directors of the Company.

Depending upon market conditions and other factors that the Reporting Persons may deem relevant, the Reporting Persons intend to sell additional shares of the Common Stock that they own in open market or privately negotiated transactions.

Item 5.                    Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)   The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 7,333,664 shares of Common Stock outstanding as of August 12, 2015 as reported in the Company’s Quarterly Report on Form 10-Q filed on August 12, 2015.

As of the close of business on September 7, 2015:

(i)  Partners owns 333,021 shares of Common Stock which constitute approximately 4.54% of the shares of Common Stock outstanding;

(ii)  Capital owns no shares of Common Stock directly.  As sole general partner of Partners, Capital may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 333,021 shares of Common Stock owned by Partners.  Such shares of Common Stock constitute approximately 4.54% of the shares of Common Stock outstanding;

(iii)  Management owns no shares of Common Stock directly.  As the Investment Manager of Partners, Management may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 333,021 shares of Common Stock that are owned by Partners.  Such shares of Common Stock constitute approximately 4.54% of the shares of Common Stock outstanding; and

(iv)  Michael Feinsod owns 16,995 shares of Common Stock directly consisting of 6,995 issued to Mr. Feinsod in his capacity as a director of the Company and 10,000 shares acquired by Mr. Feinsod on the open market in his retirement account.  As the Managing Member of Capital and Management, the General Partner and Investment Manager, respectively, of Partners, Mr. Feinsod may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 333,021 shares of Common Stock, that are owned by Partners.  The shares of Common Stock that are beneficially owned by Mr. Feinsod, in the aggregate, constitute approximately 4.77% of the shares of Common Stock outstanding.

Item 5(c) is hereby amended as follows:

(c)   Each of the below transactions was effected as an open market sale:

Date	Number of shares	Per Share Price

8/28/2015	9,100	$8.410
8/27/2015	1,158	$8.523
8/18/2015	5,000	$8.508
8/12/2015	8,000	$7.701
7/30/2015	5,000	$7.524
7/29/2015	7,900	$7.562
7/27/2015	700	$7.653
7/14/2015	5,000	$7.601
7/13/2015	10,000	$7.521
7/2/2015	2,594	$7.501
7/1/2015	7,406	$7.523
6/18/2015	4,401	$7.604
6/9/2015	10,000	$7.528
6/8/2015	10,000	$7.55

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   September 8, 2015

INFINITY CAPITAL PARTNERS, L.P.

By: Infinity Capital, LLC, its General Partner

By: /s/ Michael Feinsod
       Name: Michael Feinsod
       Title: Managing Member

INFINITY CAPITAL, LLC

By: /s/ Michael Feinsod
       Name: Michael Feinsod
       Title: Managing Member

INFINITY MANAGEMENT, LLC

By: /s/ Michael Feinsod
       Name:  Michael Feinsod
       Title:  Managing Member

         /s/ Michael Feinsod
            Michael Feinsod

Exhibit 1

AGREEMENT REGARDING JOINT FILING UNDER RULE 13-D-1(K) OF THE EXCHANGE ACT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the filing on behalf of each of a Statement on Schedule 13D, and all amendments thereto, with respect to the shares of common stock of DCAP Group, Inc.

Dated:  December 8, 2006

INFINITY CAPITAL PARTNERS, L.P.

By:  Infinity Capital, LLC, its General Partner

By:       /s/Michael Feinsod
Name:  Michael Feinsod
Title:    Managing Member

INFINITY CAPITAL, LLC

By:  Infinity Capital, LLC, its General Partner

By:       /s/Michael Feinsod
Name:  Michael Feinsod
Title:    Managing Member

INFINITY MANAGEMENT, LLC

By:  Infinity Capital, LLC, its General Partner

By:       /s/Michael Feinsod
Name:  Michael Feinsod
Title:    Managing Member